UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Gold Reserve Inc.

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

38068N108

(CUSIP Number)

Leonard Chazen

Covington & Burling LLP

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Strongbow Capital, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.8%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Strongbow Capital Management, Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.8%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kappa Alpha Ltd. None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

60,000
8. Shared Voting Power

0
9. Sole Dispositive Power

60,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0.1%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sky Hill Limited None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

75,875
8. Shared Voting Power

0
9. Sole Dispositive Power

75,875
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

75,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0.1%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 38068N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Raymond A. D. French None
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instruction)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,017,700
9. Sole Dispositive Power

0
10. Shared Dispositive Power

2,017,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,017,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.8%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 38068N108

This Amendment No. 8 to Schedule 13D (the “Schedule 13D”) is filed on May 24, 2007 with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D is filed with respect to the Class A Common Stock no par value (“Common Stock”) of Gold Reserve Inc., a Yukon Territory (Canada) corporation (“Gold Reserve” or the “Company”). The principal offices of Gold Reserve are located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 92201.

Item 2.	Identity and Background

No material change from Amendment No. 7 to the Schedule 13D, filed on April 10, 2007.

Item 3.	Source and Amount of Funds or Other Consideration

No funds or other consideration were used by the Filing Parties because no additional securities were purchased.

Item 4.	Purpose of Transaction

Item 4 of Amendment No. 7 to the Schedule 13D, filed on April 10, 2007, is hereby amended and supplemented as follows:

The Filing Parties continue to own a total of 2,153,575 shares, or 4.1%, of the Company’s total outstanding Common Stock1. The Filing Parties ceased to be beneficial owners of more than 5% of the Common Stock on May 18, 2007. The reduction in the Filing Parties’ percentage ownership of the Common Stock was a result of the issuance of additional Common Stock by the Company.

The Filing Parties are disappointed that the Company elected to engage in a dilutive financing transaction. They continue to believe that a joint venture to develop the Brisas project or an acquisition of the Company may be in the best interests of its shareholders.

Item 5.	Interest in Securities of the Issuer

(a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on May 18, 2007:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	2,017,700	3.8%
SCM	2,017,700	3.8%
Kappa	60,000	0.1%

[1]

Based on the Company’s total issued and outstanding shares of 40,331,192 Class A common shares at December 31, 2006 and an additional 12,800,000 Class A common shares issued and outstanding on May 18, 2007.

[2]	Based on the Company’s total outstanding shares of 53,131,192 Class A common shares at May 18, 2007.

CUSIP No. 38068N108

Sky Hill	75,875	0.1%
Raymond A. D. French	2,017,700	3.8%

(b) Strongbow has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

Kappa has sole power to dispose or direct the disposition of 60,000 shares of Common Stock.

Sky Hill has sole power to dispose or direct the disposition of 75,875 shares of Common Stock.

Raymond A. D. French has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

(c) There have been no transactions with respect to Common Stock since the filing of Amendment No. 2 to the Schedule 13D by the Filing Parties.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

(e) On May 18, 2007, the Filing Parties ceased to be beneficial owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

No material change from Amendment No. 7 to the Schedule 13D, filed on April 10, 2007.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 38068N108

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

SKY HILL LIMITED

By:	/s/ Raymond J. R. French
Raymond J. R. French
Director

KAPPA ALPHA LTD.

By:	/s/ Raymond J. R. French
Raymond J. R. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)